Filed by CyberCash, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: CyberCash, Inc.

Commission File No. 0-27470

On December 14, 2000, CyberCash, Inc. issued the following letter to its employees announcing its agreement to merge with Network 1 Financial Corporation.

Dear Colleagues:

I have very exciting news to share with you today.

Today, CyberCash announced an agreement to merge with Network 1 Financial, a leading provider of merchant accounts and back-end processing for both Internet and physical world merchants. The attached press release explains how we, as a combined company, are perfectly positioned to establish ourselves as the clear leader in the Internet payments space with a business that can thrive in the long term. Both Network 1 and CyberCash are Internet pioneers and our backgrounds and cultures are very similar.

This merger will create a single company that stands alone in offering the industry’s most fully integrated payment solution to both Internet and physical world merchants. Network 1 is a leading provider of merchant accounts and transaction settlement for both the B2C and B2B markets. It also provides processing, through acquiring banks, for all major credit cards.

By combining our leading Internet gateway with Network 1’s settlement and processing chain, we will transform CyberCash’s business model so that we not only receive flat fees for our services, but also a percentage of the transactions that come through our system. This will enable us to grow far more quickly by building out our existing Internet payments business and by pursuing substantial new revenue opportunities serving bricks-and-clicks merchants and the growing B2B markets.

We have also announced that Bill Wade, Network 1’s President and CEO, will become the new CEO of CyberCash upon completion of the merger. Bill is a dynamic entrepreneur with a successful track record in this business. We are very pleased to work with him as he applies Network 1’s successful business strategies to CyberCash.

Jim Condon is leaving the company to pursue other interests after a short transition period. Dan Lynch, a founder of CyberCash and member of our Board, will serve as interim CEO until the transaction is completed. We are grateful for the contribution that Jim has made to this company.

Jim’s hard work and leadership helped CyberCash become the leading Internet payments gateway and set us on the path that led to today’s merger.

Every one of you has worked very hard to get us to this point, and I thank you all for your tremendous dedication and energy. We now begin the next chapter of our story. The new CyberCash will have a compelling business model that is going to sustain us well into the future. This merger provides all of us with new opportunities for personal growth and achievement.

Bill

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CyberCash plans to file a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the merger, and CyberCash expects to mail a proxy statement/prospectus to the stockholders of CyberCash and Network 1 containing important information about the merger. Investors and security holders of both CyberCash and Network 1 are advised to read the Registration Statement and proxy statement/prospectus carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed by CyberCash at the Securities and Exchange Commission’s web site at http://www.sec.gov. The Registration Statement, proxy statement/prospectus and other such documents may also be obtained from CyberCash by directing such requests to the company.

CyberCash and its officers and directors may be deemed to be participants in the solicitation of proxies from CyberCash’s stockholders with respect to the merger. Information regarding these officers and directors, including a description of any interests that such directors and executive officers have in the merger, will also be included in the Registration Statement and proxy statement/prospectus to be filed with the Securities and Exchange Commission.